Debt Strategies Fund, Inc.

File No. 811-8603

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending February 28, 2001, Debt Strategies Fund, Inc. ("Debt Strategies"), File
No. 811-8171 and Debt Strategies Fund III, Inc. ("Debt
Strategies III"), File No. 811-8823 merged into Debt
Strategies Fund, Inc., formerly Debt Strategies Fund II, Inc.
(the "Registrant").

At meetings of the Boards of Directors of the Registrant, Debt Strategies, and Debt Strategies III, the Boards of Directors approved an Agreement and Plan of Merger (the "Merger"), pursuant to which (i) each of Debt Strategies and Debt Strategies III would be merged with and into the Registrant in accordance with Maryland law; (ii) the separate existence of each Debt Strategies and Debt Strategies III would cease; (iii) the Registrant would be the surviving corporation and would change its name to Debt Strategies Fund, Inc. immediately after the effective date;
(iv) each share of common stock of each Debt Strategies and Debt Strategies III would be converted into the right to receive an equivalent dollar amount (to the nearest one ten-thousandth of one cent) of full shares of the Registrant's common stock, plus cash in lieu of any fractional shares, computed based on the net asset value per share of each Fund on the effective date; and (v) the currently issued and outstanding shares of the Registrant would remain issued and outstanding.

On May 18, 2000, in connection with the Merger, the Registrant filed a Registration Statement on Form N-14
(File Nos. 333-37384 and 811-08603) (the "N-14
Registration Statement"). The N-14 Registration Statement contained the proxy materials soliciting the approval of the Merger by the shareholders of Debt Strategies and Debt Strategies III. Pre-Effective Amendment No. 1 to the N-14 Registration Statement was filed on July 13, 2000. The N-14 Registration Statement as so amended was declared effective by the Commission on July 13, 2000.

The shareholders of the Registrant, Debt Strategies, and Debt Strategies III approved the Merger at a special meeting of shareholders held for that purpose. On
November 6, 2000 (the "Merger Date"), pursuant to the Agreement, Debt Strategies transferred assets valued at $201,150,689.49 to the Registrant and received in exchange 26,657,353 common shares of the Registrant and cash in the amount of $0 for fractional shares. Debt Strategies III transferred assets valued at $91,082,523.89 to the Registrant and received in exchange 12,070,648 common shares of the Registrant and cash in the amount of $0 for fractional shares. Such shares and cash were then distributed to the shareholders of Debt Strategies and Debt Strategies III on that date in proportion to each shareholder's interest in the assets transferred. Debt Strategies and Debt Strategies III ceased offering their shares as of the Merger effective date.

Applications for Deregistration on Form N-8F were filed by Debt Strategies and Debt Strategies III with the Securities and Exchange Commission on February 16, 2001.